SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For July 19th 2006

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F []

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

ALLIANZ AG: Contestation suits against formation of Allianz SE withdrawn

Today Allianz AG reached a court settlement with the thirteen shareholders who had filed contestation suits against the resolutions taken at the extraordinary shareholders' meeting on 8 February 2006. The settlement calls for the withdrawal of all contestation suits by the plaintiffs in return for reimbursement by Allianz AG of their court costs and legal attorney fees pursuant to the Attorney Remuneration Act (amounting to around 72,000 euros per plaintiff) . In addition, once the merger with the Italian RAS comes into effect, Allianz will publish on its website an explanation of the differences between the legal form of a German stock corporation and that of a European company (Societas Europaea). Besides the reimbursement of costs no benefit is granted, assured or announced to the plaintiffs. The documentation of the settlement will be published in the electronic Federal Gazette as well as on the website of Allianz AG.

The agreement settles all contestation suits as well as the release procedure initiated by Allianz. The contestation suits therefore no longer stand in the way of the planned registration of the merger of RAS with Allianz and the conversion of Allianz into a SE in the autumn of 2006.

End of message

These assessments are, as always, subject to the disclaimer provided below.

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Information and Explaination of the Issuer to this News:

Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update The company assumes no obligation to update any information contained herein.

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

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ALLIANZ AKTIENGESELLSCHAFT



                                     By:    /s/ Dr. Reinhard Preusche
                                          --------------------------------------
                                          Dr. Reinhard Preusche
                                          Group Compliance



                                     By:    /s/ Dr. Giovanni Salerno
                                          --------------------------------------
                                          Dr. Giovanni Salerno
                                          Group Compliance


Date:    July 19th 2006